UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION

                    Washington, D. C.   20549


                            FORM 11-K


                          ANNUAL REPORT


                Pursuant to Section 15 (d) of the
                 Securities Exchange Act of 1934


           For the fiscal year ended December 31, 1997


     A. Full title of the plan and address of the plan, if different from that of the issuer named below:

         401(k) PLAN and ESOP of UNITED STATES TRUST
         COMPANY OF NEW YORK AND AFFILIATED COMPANIES


     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                     U. S. TRUST CORPORATION
                       114 West 47th Street
                 New York, New York   10036-1532













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                      REQUIRED INFORMATION


     In accordance with the instructions for Form 11-K, financial statements and schedules for the 401(k) PLAN and ESOP of UNITED STATES TRUST COMPANY OF NEW YORK AND AFFILIATED COMPANIES (the "Plan"), prepared in accordance with the financial reporting requirements of ERISA, are filed herewith as Exhibit 99. Also filed herewith as Exhibit 23 is the written consent of Coopers & Lybrand L.L.P., independent accountants, to the incorporation by reference of their report on such financial statements and schedules in the Registration Statement on Form S-8 relating to the Plan.




                           SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                 401(k) PLAN and ESOP OF UNITED
                                 STATES TRUST COMPANY OF NEW
                                 YORK AND AFFILIATED COMPANIES
                                         (Name of Plan)



Date:  June 26, 1998             By: Patricia W. McGuire
                                 ----------------------------------
                                 Patricia W. McGuire,
                                 Managing Director
                                 Chairman of Retirement and 401(k)/
                                 ESOP Administrative Committee






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